SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1) (1)

                              GERALD STEVENS, INC.
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                                (Name of Issuer)

                           COMMON STOCK, .01 PAR VALUE
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                         (Title of Class of Securities)

                                   37369G 10 1
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                                 (CUSIP Number)

                               Jeffrey M. Mattson
                            c/o Gerald Stevens, Inc.
                        301 E. Las Olas Blvd., Suite 300
                            Fort Lauderdale, FL 33301
                                  (954)713-5000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37369G 10 1                                    13D        Page 2 of 9 Pages
--------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gerald R. Geddis
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)      [_]
                                                                       (b)      [x]
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3    SEC USE ONLY
--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

PF, BK, OO
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                            [_]

--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

                                    3,002,005
                                    --------------------------------------------------
NUMBER OF                           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY                            __________________________________________________
EACH                                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                              3,002,005
WITH                                __________________________________________________
                                    10   SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,002,005
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                    [_]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No.  37369G 10 1                                    13D        Page 3 of 9 Pages
--------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Geddis Family Limited Partnership
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)      [_]
                                                                       (b)      [x]
--------------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

OO
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                            [_]

--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
--------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

                                    3,002,005
                                    --------------------------------------------------
NUMBER OF                           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY                            __________________________________________________
EACH                                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                              3,002,005
WITH                                __________________________________________________
                                    10   SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,002,005
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                    [_]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No.  37369G 10 1                                    13D        Page 4 of 9 Pages
--------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Geddis Holding, LLC
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)      [_]
                                                                       (b)      [x]
--------------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

OO
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                             [_]

--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
--------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER

                                    3,002,005
                                    --------------------------------------------------
NUMBER OF                           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY                            __________________________________________________
EACH                                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                              3,002,005
WITH                                __________________________________________________
                                    10   SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,002,005
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                    [_]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

OO
--------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

The Reporting Persons hereby make the following statement pursuant to Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder. This statement is an amendment to the Schedule 13D filed by Gerald R. Geddis on May 14, 1999 ("Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended in its entirety as follows:

This Statement on Schedule 13D relates to the shares of common stock, par value $.01 per share ("Common Stock"), of Gerald Stevens, Inc., a Florida corporation ("Issuer"), which was a Delaware corporation prior to March 1, 2000. The principal executive offices of the Issuer are located at 301 East Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended in its entirety as follows:

     (a) This statement on Schedule 13D is being filed by Gerald R. Geddis, Geddis Family Limited Partnership and Geddis Holding, LLC (collectively, "Reporting Persons"). This statement is being filed by Geddis Family Limited Partnership ("Partnership") as the direct beneficial owner of 3,002,005 shares of the Common Stock; by Geddis Holding, LLC ("LLC") as the sole general partner of the Partnership; and by Mr. Geddis as the Manager of Geddis Holding, LLC.

     (b) The principal business address for Mr. Geddis is 301 E. Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301. The principal business address for each of the Partnership and the LLC is 101 Convention Center Dr., Suite 850, Las Vegas, NV 89109.

     (c) Mr. Geddis is Chief Executive Officer, President, and a member of the board of directors of the Issuer. The LLC is principally engaged as the sole general partner of the Partnership. The Partnership is principally engaged in investing certain funds originally contributed by Mr. Geddis and has investments in the Issuer and other companies.

     (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                               Page 6 of 9 Pages

     (e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Geddis is a citizen of the United States of America. The Partnership is organized in the State of Nevada. The LLC is organized in the State of Nevada.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended in its entirety as follows:

On August 11, 1998, Mr. Geddis purchased 2,445,478 shares of common stock, par value $0.01 per share, of Gerald Stevens Retail, Inc. ("GSR Common Stock"), which, prior to April 30, 1999, was named Gerald Stevens, Inc. ("Gerald Stevens Retail"), for an aggregate price of $2,366,000. On October 1, 1998, Mr. Geddis purchased 74,526 shares of GSR Common Stock for an aggregate price of $354,000. Mr. Geddis used $95,000 of personal funds and borrowed from Steven R. Berrard, currently Chairman of the Board and a member of the board of directors of the Issuer, $2,625,000 to purchase such shares of GSR Common Stock. Mr. Geddis subsequently repaid such borrowings.

The Issuer entered into an Agreement and Plan of Merger as of December 9, 1998 (the "Merger Agreement") with Gerald Stevens Retail and Red Cannon Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, on April 30, 1999, Red Cannon Acquisition Corp. merged with and into Gerald Stevens Retail (the "Merger"), with Gerald Stevens Retail continuing as the surviving corporation and a wholly owned subsidiary of the Issuer. In connection with the Merger, each share of GSR Common Stock converted into 1.35 shares of the Common Stock. Accordingly, on April 30, 1999, Mr. Geddis's 2,520,004 shares of GSR Common Stock converted into 3,402,005 shares of Common Stock.

On July 6, 1999, Mr. Geddis purchased 50,000 shares of the Common Stock for an aggregate price of $600,000 in a public offering by the Issuer. Mr. Geddis used $421,000 of personal funds and borrowed $179,000 for such acquisition. Mr. Geddis subsequently repaid such borrowings.

In December 1999, Mr. Geddis transferred all shares of Common Stock that he owned, consisting of 3,452,005 shares, to the Partnership. Such shares were pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") to secure an outstanding loan.

                                                               Page 7 of 9 Pages

In May 2000, the trading price of the Common Stock dropped below $3.00 per share, making all such shares ineligible as security for the loan described above and thereby causing a maintenance call on the loan. As a result, from June 8, 2000 through June 19, 2000, Merrill sold an aggregate of 450,000 shares of the Common Stock in open-market transactions at prices per share ranging from $1.50 to $1.75. Merrill intends to sell an additional 50,000 shares of Common Stock, on the Partnership's behalf, in approximately the next week. The loan will be fully repaid from the proceeds of such sales and sales of other Partnership assets.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended in its entirety as follows:

The Reporting Persons have acquired the Common Stock for investment purposes. As described in the last paragraph of Item 3, Merrill intends to sell an additional 50,000 shares of Common Stock on the Partnership's behalf. The Reporting Persons do not have any plans or proposals that relate to or would result in any of the events or transactions described in Items 4(b) through 4(j) of Schedule 13D.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

     (a) As of June 26, 2000, the Partnership is the direct beneficial owner of 3,002,005 shares of the Common Stock, representing approximately 7.0% of the outstanding Common Stock. The LLC and Mr. Geddis may be deemed to be indirect beneficial owners of such Common Stock by virtue of their relationships with the Partnership described in Item 2(a) above. In addition, Mr. Geddis has the right to acquire an aggregate of 3,375 shares of Common Stock at an exercise price of $3.52 per share pursuant to options that are currently exercisable or exercisable within 60 days of the date of this Statement.

     (b) The Partnership has the sole power to vote and the sole power to dispose of each of the shares of the Common Stock that it beneficially owns. By virtue of their relationships with the Partnership described in Item 2(a) above, the LLC and Mr. Geddis may be deemed to have sole voting and sole dispositive power with respect to such Common Stock.

     (c) In December 1999, Mr. Geddis transferred all shares of Common Stock that he owned, consisting of 3,452,005 shares, to the Partnership. Such shares were pledged to Merrill to secure an outstanding loan.

                                                               Page 8 of 9 Pages

In May 2000, the trading price of the Common Stock dropped below $3.00 per share, making all such shares ineligible as security for the loan described above and thereby causing a maintenance call on the loan. As a result, from June 8, 2000 through June 19, 2000, Merrill sold an aggregate of 450,000 shares of the Common Stock in open-market transactions at prices per share ranging from $1.50 to $1.75. Merrill intends to sell an additional 50,000 shares in approximately the next week. The loan will be fully repaid from the proceeds of such sales and sales of other Partnership assets.

     (d) The Partnership has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein. The LLC has the sole power to direct the Partnership to sell its assets or distribute its assets to its partners, including all or part of the Common Stock reported herein. As Manager of the LLC, Mr. Geddis has the sole power to act on behalf of the LLC, including the powers described in the preceding sentence.

     (e) Not applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended in its entirety as follows:

Except as follows, there are no contracts, arrangements or relationships between any of the Partnership, the LLC and Mr. Geddis and any person with respect to the Common Stock:

Pursuant to a Stockholders Agreement dated as of October 1, 1998 among Gerald Stevens Retail, Mr. Geddis and certain other stockholders of Gerald Stevens Retail (the "Stockholders Agreement"), Mr. Geddis agreed not to sell any shares of Gerald Stevens Retail or any shares of a public company into which shares of GSR Common Stock are converted into, in an amount greater than $500,000 in value, unless he first provided the Company with two business days prior written notice of such proposed sale together with the right of refusal to purchase the offered shares. This right of first refusal expires on October 1, 2000.

--------------------------------------------------------------------------------

                                                               Page 9 of 9 Pages
                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         June 27, 2000


                                         GEDDIS FAMILY LIMITED
                                         PARTNERSHIP

                                         By:  Geddis Holding, LLC
                                         Its:  General Partner

                                         By:  /s/ Gerald R. Geddis
                                         -------------------------
                                              Gerald R. Geddis, Manager


                                         GEDDIS HOLDING, LLC

                                         By:  /s/ Gerald R. Geddis
                                         -------------------------
                                            Gerald R. Geddis, Manager


                                         /s/ Gerald R. Geddis
                                         --------------------
                                         Gerald R. Geddis



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).